SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

April 29, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Quarterly Financial Report — First Quarter 2010

Interim consolidated financial statements for the three months ended March 31, 2010

Key Financials

Key Financials	2010	2009	+/-		2010	2009	+/-
(in EUR million)	Q1	Q1%			Q1	Q4%
Revenues	154.5	46.2	234%		154.5	117.9	31%
Gross profit	77.9	21.0	271%		77.9	55.5	40%
Gross margin	50%	45%	5	pp	50%	47%	3 pp
Operating result (EBIT)	46.4	7.6	511%		46.4	33.7	38%
EBIT margin	30%	16%	14	pp	30%	29%	1	pp
Net result	31.8	5.5	478%		31.8	24.4	30%
Net result margin	21%	12%	9	pp	21%	21%	0	pp
Net result per share - basic (EUR)	0.32	0.06	433%		0.32	0.26	23%
Net result per share - diluted (EUR)	0.31	0.06	417%		0.31	0.26	19%
Free cash flow*	67.8	10.4	552%		67.8	30.1	125%
Equipment order intake	168.5	31.2	440%		168.5	163.3	3%
Equipment order backlog (end of period)	229.9	100.7	128%		229.9	203.8	13%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data
Shares (XETRA) in EUR, ADS (NASDAQ)	Q1/2010		Q4/2009		Q1/2009
in USD	Shares	ADS	Shares	ADS	Shares	ADS
Closing Price (end of period)	26.63	35.68	23.50	33.53	3.89	5.09
Period High Price	27.00	36.48	25.29	38.24	4.88	6.62
Period Low Price	20.00	27.63	17.25	25.05	3.15	3.88
Number of shares issued (end of period)	100,844,452		100,667,177		90,894,616
Market capitalization (end of period), million EUR, million USD	2,685.0	3,598.1	2,365.7	3,375.4	353.6	462.7

Revenue Split

Table of Contents

Interim Management Report	3
1. Business Activity	3
2. Important Factors of the Reporting Period	4
3. Results of Operations	6
3.1. Development of Revenues	6
3.2. Development of Results	7
3.3. Development of Orders	8
4. Financial Position and Net Assets	10
5. Opportunities and Risks	11
6. Outlook	13

Interim Financial Statements	14
1. Consolidated Income Statement	14
2. Consolidated Statement of other Comprehensive Income	14
3. Consolidated Statement of Financial Position	15
4. Consolidated Cash Flow Statement	16
5. Consolidated Statement of Changes in Equity	17

Additional Disclosures	18
1. Accounting Policies	18
2. Segment Reporting	18
3. Stock Option Plans	18
4. Employees	19
5. Management	19
6. Related Party Transactions	19
7. Post-Balance Sheet Date Events	19

Responsibility Statement	20

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

The interim financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for Research and Development (R&D) use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or Hydride Vapor Phase Epitaxy (HVPE) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) or large area deposition for Organic Light Emitting Diodes (OLED) applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires).

AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (CVD), Atomic Vapor Deposition (AVD®) and Atomic Layer Deposition (ALD).

2. Important Factors of the Reporting Period

US Dollar development

•                  During the first quarter of the year, the US Dollar strengthened against the Euro, which itself remained under pressure with increasing tensions and uncertainties about financial aid for Greece and the fiscal health of other peripheral Euro zone countries. In February, the US Dollar also received fiscal support, when the Federal Reserve, rather unexpectedly, raised the discount rate by 25bp.

•                  The US Dollar started the year 2010 with an exchange rate of USD 1.43 against the Euro, but by the end of the first quarter, was approximately 6% stronger at 1.35 USD/EUR. The quarterly average price was 1.40 USD/EUR (Q4/2009: 1.48 USD/EUR; Q1/2009: 1.30 USD/EUR) and the strengthening of the US Dollar during the quarter had a positive influence on AIXTRON’s Q1/2010 revenues and profitability.

Another quarter of revenue growth with further increasing profitability

•                  Due to increasing volume demand and influenced by the stronger US Dollar, revenues increased by 31% to EUR 154.5m over the last quarter, leading to a 3 percentage points higher gross margin of 50% in Q1/2010. At the same time, the operating result increased by 38% to EUR 46.4m with a one percentage point higher EBIT margin of 30%. Q1/2010 was the fourth sequential quarter of rising revenues and the third sequential quarter of rising EBIT performance.

Market introduction of AIXTRON’s new generation products

•                  In February 2010, we announced the launch of AIXTRON’s next generation MOCVD systems, the AIX G5 HT and CRIUS® II, which can be installed into the new IC 2 platform, which was released at the same time. The market response to these new generation products has been very encouraging, with several multiple purchase orders already being received. Some systems have already been delivered and acceptance signed by significant leading customers.

•                  Based on the proven Planetary and Showerhead Reactor designs, the AIX G5 HT and the CRIUS® II systems feature the largest wafer capacity available on the market. Additional features include: a 20% smaller footprint, higher growth rates and process pressures, as well as automation options. Coupled with the elimination of the baking process, our new systems enable cutting-edge levels of productivity, material quality and cost-of-ownership for our customers.

•                  We believe that the capabilities of these new tools, once again take us one step ahead of the competition, underpinning our claim for technology and market leadership.

AIXTRON 2009 MOCVD market share confirmed at 68%

•                  Based on information published by Gartner Dataquest, an independent semiconductor industry research company, in March 2010, the AIXTRON MOCVD market share has been confirmed at 68% in a total equipment market valued at USD 533m for 2009. This market share is in line with our previously expressed Management expectations.

AIXTRON expands to new R&D facilities

•                  In January 2010, we announced our plans to build a new, state-of-the-art R&D center to support our Company’s accelerated Research & Development strategy and increased focus on new product development.

•                  The ground-breaking ceremony for the new facility was held on April 14 and it is planned that the first engineers will occupy their new offices by Q4/2010. The new facility will be able to host up to 350 engineers, significantly increasing the resources available to develop next generation complex material deposition systems.

•                  In the very positive compound semiconductor market environment, where the number of market players is increasing, and product cycle times are decreasing, we believe that focused and market-led R&D is a critical success factor, in order to remain the recognized technology and market leader in a period of projected growth. Therefore, we are specifically increasing our R&D focus on the opportunities that could arise from the potentially faster than expected arrival of a volume market for solid state lighting devices.

•                  We are also currently actively engaged in several research projects, including — but not exclusively

— projects aiming at novel nano-material concepts based on nanowire and nanotube structures and extended developments of the Company’s OVPD®/large area deposition process technology, on which emerging small-molecule OLED special lighting and signage applications can be produced and qualified.

Chinese government sponsorships and initiatives

•                  Towards the end of 2009, we experienced increasing demand from Chinese and Taiwanese companies benefiting from Chinese central and local government subsidies. These Chinese subsidies, which have now been extended into the current year, consist of substantial cash incentives for investments in MOCVD production equipment and reflect the strong strategic motivation of the Chinese government to invest in, and to encourage, the Chinese LED industry.

•                  Separately, the Taiwanese government had — until the end of 2009 — offered tax incentives for specific capital equipment investments, including the purchase of MOCVD equipment. It is not yet known if this will be repeated in 2010.

•                  Some orders, given under these incentive programs, have been booked during Q1/2010, and further such bookings are expected during the next few quarters. However, in line with our prudent order recognition policy, orders and backlog will only be recorded, when all our internal profitability and sustainability requirements are fulfilled.

Planned conversion into European Company (SE)

•                  The Executive Board and Supervisory Board of AIXTRON AG have proposed converting the Company’s legal form from a German AG (Aktiengesellschaft) into a European SE (Societas Europaea) and to adopt the name AIXTRON SE. The AIXTRON shareholders will be asked to resolve upon the contemplated conversion of the legal form in the General Meeting on May 18, 2010. They have received detailed information in the AGM invitation, under the relevant agenda item.

•                  Our plan to convert AIXTRON AG into an SE structure is motivated by the increasingly international nature of our business activities. We believe that the SE is a widely appreciated modern company structure best suited for a worldwide active company residing in Europe.

3. Results of Operations

3.1. Development of Revenues

During the first three months of 2010, AIXTRON recorded revenues of EUR 154.5m, an increase of EUR 108.3m, or 234%, compared to EUR 46.2m in the same period last year. This year on year growth is made more significant in comparison, by the declining investment cycle and effects of the global recession, seen in Q1/2009, which resulted then, in the lowest recorded revenue quarter of 2009. Compared to the previous quarter, Q1/2010 revenues also increased sequentially, by 31% from EUR 117.9m in Q4/2009. In addition to the absolute sequential quarter sales volume effect, the revenue increase in Q1/2010 was also favorably influenced by the strengthening of the US Dollar (plus 6%) during the first quarter of 2010.

The quarterly sequential and year on year increases in revenues were mainly due to the increase from compound semiconductor deposition equipment revenues (Q1/2010: EUR 141.5m; Q4/2009: EUR 107.5m; Q1/2009: EUR 41.9m). The equipment sold is predominantly used by customers for the production of LEDs, which are primarily used currently as backlighting devices in products such as TVs, monitors, laptops, netbooks, tablet PCs and emerging lighting applications.

Revenues from silicon semiconductor deposition production equipment, used by customers to manufacture NAND Flash and DRAM memory devices and logic applications, have been insignificant in all three described quarters Q1/2009, Q4/2009, and Q1/2010 and continue to suffer from the hesitancy of customers to invest into the technology nodes addressed by AIXTRON at this stage.

Total equipment sales generated 93% of total revenues in Q1/2010 (91% in Q4/2009 and Q1/2009). The remaining revenues were generated by sales of spare parts and service, which showed signs of increasing volume towards the end of the quarter.

	2010		2009		2009
	Q1		Q4		Q1		Q1-Q1
Revenues by Technology	m EUR	%	m EUR	%	m EUR	%	m EUR	%
Revenues	154.5	100%	117.9	100%	46.2	100%	108.3	234%
of which from sale of silicon semiconductor equipment	1.6	1%	0.0	0%	0.2	0%	1.4	n/a
of which from sale of compound semiconductor equipment and other equipment	141.5	92%	107.5	91%	41.9	91%	99.6	238%
of which other revenues (service, spare parts, etc.)	11.4	7%	10.4	9%	4.1	9%	7.3	178%

94% of total revenues in Q1/2010 were generated by sales to customers in Asia and were 26 percentage points higher than the 68% recorded in Q1/2009, when the European revenue share was relatively high at 25%, specifically influenced by the Plastic Logic order revenue recorded in that period. The remaining Q1/2010 revenues were generated in Europe (2%) and the USA (4%).

	2010		2009		2009
	Q1		Q4		Q1		Q1-Q1
Revenues by Region	m EUR	%	m EUR	%	m EUR	%	m EUR	%
Asia	144.4	94%	102.9	87%	31.4	68%	113.0	360%
Europe	3.2	2%	13.0	11%	11.5	25%	-8.3	-72%
USA	6.9	4%	2.0	2%	3.3	7%	3.6	109%
Total	154.5	100%	117.9	100%	46.2	100%	108.3	234%

3.2. Development of Results

	2010		2009		2009
	Q1		Q4		Q1		Q1-Q1
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	76.6	50%	62.4	53%	25.2	55%	51.4	204%
Gross profit	77.9	50%	55.5	47%	21.0	45%	56.9	271%
Operating costs	31.5	20%	21.8	18%	13.4	29%	18.1	135%
Selling expenses	11.8	8%	9.1	8%	4.6	10%	7.2	157%
General and admin. expenses	7.4	5%	5.2	4%	4.6	10%	2.8	61%
Research and development costs	10.8	7%	8.1	7%	8.9	19%	1.9	21%
Net other operating (income) and expenses	1.5	1%	(0.6)	-1%	(4.7)	-10%	6.2	n/a

Cost of sales increased year on year, by 204%, from EUR 25.2m in Q1/2009 (Q4/2009: EUR 62.4m) to EUR 76.6m in Q1/2010, while cost of sales relative to revenues, significantly improved to 50% from 55% in Q1/2009 (53% in Q4/2009). This year on year improvement was mainly due to increasing volume, offsetting the negative US Dollar effect. The 3 percentage point sequential quarter improvement of cost of sales relative to revenues, mainly came from the stronger average USD/EUR exchange rate and a more favorable product mix, in addition to the above mentioned volume effect.

The Company’s gross profit increased, in line with revenue and cost of sales development, by 271% year on year and 40% sequentially to EUR 77.9m in Q1/2010 (Q1/2009: EUR 21.0m; Q4/2009: EUR 55.5m), resulting in a higher gross margin of 50%.

Operating costs increased year on year by 135% and by 45% quarter on quarter to EUR 31.5m (Q1/2009: EUR 13.4m; Q4/2009: EUR 21.8m). Operating costs relative to revenues were 20% in Q1/2010, 2 percentage points higher than the 18% in Q4/2009, but 9 percentage points lower than in Q1/2009. This development was influenced by the following factors:

Selling expenses increased year on year (to a lesser extent than revenues), by 157% to EUR 11.8m (Q1/2009: EUR 4.6m), mainly against a backdrop of higher volume related warranty expenses and sales commissions, which vary by territory, partially offset by controlled discretionary expenses. Selling costs relative to revenues decreased year on year by two percentage points to 8%. In a quarter on quarter comparison, selling expenses (Q4/2009: EUR 9.1m) increased in line with volume and as a consequence of a different geographical mix of sales. They remained stable at 8%, when related to revenues.

The year on year and quarterly increase in general and administration expenses by 61% and 42% to EUR 7.4m in Q1/2010 (Q1/2009: EUR 4.6m; Q4/2009: EUR 5.2m) was principally due to profit-related variable administration expenses and investments in infrastructure. General and administration expenses, relative to revenues, decreased from 10% in Q1/2009 to 5% in Q1/2010 (4% in Q4/2009).

Research and development costs increased by 21% year on year, from the EUR 8.9m recorded in Q1/2009 and increased 33% sequentially from the EUR 8.1m recorded in Q4/2009, to EUR 10.8m in Q1/2010, due to the increase in development activities, including; additional personnel, material expenses and depreciation. R&D costs decreased in relative terms from 19% of revenues in Q1/2009 to the same ratio of 7% in Q1/2010 and Q4/2009. However, AIXTRON’s R&D investment activities are expected to remain strong in the years to come, with the increased development focus on the R&D center being built at the Company’s Herzogenrath/Aachen County premises. This investment concentration supports the Company’s determination to remain a major player in markets judged by many to hold significant growth opportunities for many years to come.

	2010	2009	2009	Q1-Q1
Key R&D Information	Q1	Q4	Q1%
R&D expenses (million EUR)	10.8	8.1	8.9	21%
R&D expenses, % of sales	7%	7%	19%
R&D employees (period average)	226	206	204	11%
R&D employees, % of total headcount (period average)	31%	31%	33%

Net other operating income and expenses in the first three months of 2010 resulted in an expense of EUR 1.5m, compared with EUR 4.7m of income in Q1/2009. Included in the other operating income recorded in Q1/2009 were the one-off gains made from the sale of the Aachen office building of EUR 1.3m and a compensation payment for a cancelled order of EUR 2.5m. A currency expense of EUR 2.6m, largely from hedging contracts, was incurred in Q1/2010, but was partially offset by EUR 1.1m of R&D grants, received during the period. This compares with a net expense of EUR 1.3m in Q1/2009 due to currency effects from the USD/EUR exchange rate movements. The net other operating income of EUR 0.6m in Q4/2009 mainly consists of R&D grants, received during the quarter.

The operating result significantly increased by 511%, from EUR 7.6m in Q1/2009 to EUR 46.4m in Q1/2010 with a near doubling of the EBIT margin to 30%. In a quarterly sequential comparison, the operating result increased by 38% (or 1 percentage point), from EUR 33.7m (or 29% margin) in Q4/2009. This positive development was principally due to the positive effects of the increase in revenue (including the strengthening of the US Dollar, when comparing sequential quarters) and the factors described above.

Result before taxes increased by 480% from EUR 7.9m in Q1/2009 (Q4/2009: EUR 34.4m) to EUR 45.8m in Q1/2010, with a finance expense of 1.0m in Q1/2010 arising from hedging contract expenses.

AIXTRON recorded a tax expense of EUR 13.9m of the profit before tax in the first three months of 2010, at a stable effective tax rate of 30% (Q1/2009: EUR 2.4m or 30% of the profit before taxes; Q4/2009: EUR 10.0m or 29% tax rate).

The net income was 478% up year on year from EUR 5.5m (12% of revenues) in Q1/2009, and 30% up quarter on quarter from EUR 24.4m (21% of revenues) in Q4/2009 to reach EUR 31.8m (21% of revenues) in Q1/2010.

3.3. Development of Orders

	2010		2009		2009
	Q1		Q4		Q1		Q1-Q1
Equipment Orders	m EUR	%	m EUR	%	m EUR	%	m EUR	%
Equipment order intake	168.5	100%	163.3	100%	31.2	100%	137.3	440%
of which silicon semiconductor equipment	3.9	2%	3.6	2%	0.6	2%	3.3	550%
of which compound semiconductor equipment and other equipment	164.5	98%	159.8	98%	30.6	98%	133.9	438%
Equipment order backlog (end of period)	229.9	100%	203.8	100%	100.7	100%	129.2	128%
of which silicon semiconductor equipment	9.7	4%	6.9	3%	7.2	7%	2.5	35%
of which compound semiconductor equipment and other equipment	220.2	96%	196.9	97%	93.5	93%	126.7	136%

As with revenue development; equipment order intake in Q1/2010 continued its progressively increasing quarterly trend. Q1/2010 was the fourth sequential quarter of rising order intake, and at EUR 168.5m was 3% up sequentially, and 440% up year on year (Q4/2009: EUR 163.3m; Q1/2009: EUR 31.2m). AIXTRON’s own market intelligence continues to support the previously expressed Executive Board Management opinion that the changes in the market dynamics and environment are more likely to lead to a plateau of already high demand rather than the two-quarter-peaks the industry has seen in the past. It is too early to say how long the plateau will last.

As in previous quarters, almost the total value of Q1/2010 equipment orders (EUR 164.5m, 98%) came from compound semiconductor equipment customers (Q4/2009 and Q1/2009: both 98%). The order intake for compound semiconductor equipment increased by 438% in a year on year comparison, and by 3% sequentially.

This continuing positive market development is primarily driven by the increased adoption of LED backlighting in TV and other display applications, representing the ‘Second LED Investment Cycle’. However, included in the recent order intake are a small number of orders linked to new lighting applications, which may denote some early tentative positioning steps by customers towards an emerging lighting market, which is seen by some as the ‘Third Investment Cycle’ for the LED industry. It is not yet clear how imminent or meaningful that investment cycle is at this particular point in time, however, AIXTRON Executive Board opinion is that current short term market activities and developments could potentially positively influence the timing of an emergence of a meaningful Solid State Lighting market in the mid term. The intention to have developed the next generation AIXTRON system technology within the next three years, reflects the Company’s assumptions on the emergence of a meaningful and sustainable Solid State Lighting market.

The proportion of orders received for silicon semiconductor equipment remained at 2% of total equipment order intake in Q1/2009, Q4/2009, and Q1/2010 reflecting the very tentative investment sentiment in the memory and logic markets. In absolute numbers, the order intake for silicon semiconductor equipment increased from EUR 0.6m in Q1/2009 over EUR 3.6m in Q4/2009 to EUR 3.9m in Q1/2010.

The total equipment order backlog of EUR 229.9m at March 31, 2010 was 128% higher than at the same point in time in 2009, and 13% higher than the EUR 203.8m recorded as of December 31, 2009 and subsequently revalued to EUR 190.9m, reflecting the 2010 budget USD/EUR exchange rate. 96% of the total Q1/2010 order backlog, i.e. EUR 220.2m, consists of compound semiconductor orders (December 31, 2009: 97%; March 31, 2009: 93%). The remaining backlog figure of EUR 9.7m (4% of Q1/2010 backlog) is made up of silicon system orders.

As a matter of internal policy, AIXTRON records only systems as order intake and order backlog, if the Company has received a firm purchase order, an agreed deposit, any specific shipment dependant documentation, and a system specific customer-confirmed delivery date.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of March 31, 2010 and December 31, 2009.

The equity ratio decreased to 64% as of March 31, 2010, from 72% as of December 31, 2009, principally due to higher work in progress and a consequently higher balance sheet total.

The AIXTRON Group’s capital expenditures of the first quarter of 2010 amounted to EUR 4.0m (Q4/2009: EUR 3.2m; Q1/2009: EUR 2.9m), the large majority of which was related to purchases of technical equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months, most of which is held in Euros), increased by 23% to EUR 371.6m (EUR 250.6m + EUR 121.0m cash deposits) as of March 31, 2010 compared to EUR 301.2m (EUR 211.2m + EUR 90.0m cash deposits) as of December 31, 2009. Included in the period-end cash positions of the year 2009 and at quarter-end Q1/2010 are the net proceeds from the October 2009 capital increase of EUR 157.6m.

The value of property, plant and equipment increased to EUR 39.4m as per March 31, 2010 (EUR 37.8m as of December 31, 2009), principally due to an increase in laboratory equipment (with depreciation partly offsetting investments in technical equipment) and the initial investments into the building of the new R&D center.

The increase in the value of goodwill from EUR 58.3m as per December 31, 2009 to EUR 61.0m as per March 31, 2010 resulted purely from currency translation adjustments. There were no additions or impairments in the first three months of 2010.

The value of other intangible assets decreased from EUR 7.8m as per December 31, 2009 to EUR 7.5m as per March 31, 2010 principally due to depreciation.

Inventories, including raw materials, work in progress and finished goods, increased by only 14%, despite the higher order and manufacturing volume, from EUR 89.6m as of December 31, 2009 to EUR 102.5m as of March 31, 2010, all of which relates to increased work in progress.

Trade receivables also significantly increased from EUR 49.3m as of December 31, 2009 to EUR 73.8m as of March 31, 2010 directly due to the increased business volume.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing investment into capacity expansion for the production of LED backlighting for LCD screens (netbooks, tablets, laptops, monitors, TVs).

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights) or other applications.

•                  Increased adoption of LEDs for exterior, public street and professional lighting.

Mid Term

•                  Increased adoption of LEDs for consumer and residential general lighting applications.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND, DRAM and PRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                  Progress in the convergence development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2009 and in the section “Risk Factors” in AIXTRON’s 2009 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 10, 2010. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at www.sec.gov.

International Rectifier Corporation (I.R.), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of I.R.’s former employees, including I.R.’s founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R.’s complaint alleged that I.R.’s seven former employees misappropriated, divulged to a business named Efficient Power conversion Corporation (EPCC) and illegally used trade secrets of I.R. relating to Gallium Nitride Technology (GaN). I.R. also alleged that some of the companies, including AIXTRON aided the seven main defendants by providing additional information relevant to the technology at issue. In February 2009, the U.S. District Court dismissed the two U.S. federal claims in the case against the defendants and declined to exercise its discretionary jurisdiction over the remaining claims, which all arose under California law. Having had its lawsuit dismissed in the U.S. District Court, I.R. re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, I.R. dropped some of its claims against the defendants, and the California court dismissed additional claims. Two of I.R.’s claims, one for alleged misappropriation of trade secrets and one for alleged breach of contract, remain in the case against AIXTRON AG. The lawsuit seeks USD 61m in damages jointly and severally against all of the defendants, plus exemplary damages and attorneys’ fees and legal costs against AIXTRON AG, and punitive damages against other defendants. AIXTRON AG fully rejects the allegations contained in I.R.’s California lawsuit and is vigorously defending itself against the two remaining claims raised in I.R.’s California action against AIXTRON AG. Furthermore, AIXTRON AG filed an action in the Aachen Landgericht in Germany (case no. 41 O 121/08) for a negative declaratory judgment against I.R. with the aim of establishing in Germany, and in the U.S., that all allegations and claims that I.R. raised against AIXTRON AG are unfounded (the “German action”). In the German action, I.R. counterclaimed for injunctive relief and damages. On April 7, 2009, the Aachen Landgericht issued a judgment in favor of AIXTRON AG and against I.R. on all of AIXTRON AG’s claims and all of I.R.’s counterclaims in the German action. The time for I.R. to appeal from the judgment in the German action has expired, and the judgment in favor of AIXTRON AG and against I.R. in the German action is now final and res judicata. AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.’s unjustified allegations and the proceedings brought by I.R. against AIXTRON AG.

During the first three months of 2010, AIXTRON Management was not aware of any further significant additions or changes in the risks as described in the 2009 Annual Report/20-F-Report referred to above.

6. Outlook

It is already clear that 2010 will be another growth year for us. We began the year with a very solid order backlog as a foundation for that growth, which has been further strengthened by the business recorded during the first three months of the year. In Q1/2010, we have already made excellent progress towards the objective of making the necessary adjustments to the operations functions and support infrastructure to ensure record manufacturing output levels during 2010.

We expect that virtually all of the Q1/2010 period end backlog of EUR 229.9m will be converted into revenues before the end of the year 2010.

Reflecting the current healthy climate, the Executive Board has raised the 2010 full year guidance to a range of EUR 650-700m revenue with an EBIT margin of circa 30%.

Due to multiple emerging market applications for LED products, we also remain optimistic on the evident medium to long term trend. Both, market volume and the penetration rate of LEDs as backlighting units in products such as netbooks, tablets, laptops, monitors and TVs, are expected to continue to grow over the next 3-5 years, and the adoption of LEDs for general lighting applications is expected to increase.

We will continue to closely watch the USD/EUR exchange rate and the potential effects on the Company’s revenues and profitability and will employ appropriate financial instruments to mitigate potential risk.

During the coming nine months of the year, we plan to continue to invest in laboratory equipment and to complete the roll out of the group-wide SAP Enterprise Software System. Investments in the building of the new R&D center at our premises in Herzogenrath/Aachen County are expected to reach EUR 15m by the end of the year.

We continue to believe that our Company has sufficient funds or instruments in place to ensure that the foreseeable needs of the business can be met.

As at March 31, 2010, we had no binding agreements for participation financing, company acquisitions or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement *

in EUR thousands	Q1/10	Q1/09	+/-
Revenues	154,505	46,220	108,285
Cost of sales	76,599	25,204	51,395
Gross profit	77,906	21,016	56,890

Selling expenses	11,838	4,635	7,203
General administration expenses	7,415	4,625	2,790
Research and development costs	10,803	8,850	1,953
Other operating income	1,214	6,557	-5,343
Other operating expenses	2,707	1,892	815
Operating result	46,357	7,571	38,786

Finance income	397	282	115
Finance expense	986	0	986
Net finance income	-589	282	-871
Result before taxes	45,768	7,853	37,915

Taxes on income	13,938	2,362	11,576
Profit/loss attributable to the equity holders of AIXTRON AG (after taxes)	31,830	5,491	26,339

Basic earnings per share (EUR)	0.32	0.06	0.26
Diluted earnings per share (EUR)	0.31	0.06	0.25

* unaudited

2. Consolidated Statement of other Comprehensive Income *

in EUR thousands	Q1/10	Q1/09	+/-
Profit or Loss	31,830	5,491	26,339
Losses/gains from derivative financial instruments before taxes	-5,607	465	-6,072
Deferred taxes	1,984	-124	2,108
Currency translation adjustment	3,100	3,968	-868
Other comprehensive income	-523	4,309	-4,832
Total comprehensive income attributable to equity holders of AIXTRON AG	31,307	9,800	21,507

* unaudited

3. Consolidated Statement of Financial Position

in EUR thousands	31/03/2010 *	31/12/2009	31/03/2009 *
Assets
Property, plant and equipment	39,417	37,758	34,030
Goodwill	60,954	58,275	61,125
Other intangible assets	7,548	7,766	9,725
Investment property	0	0	4,908
Other non-current assets	696	644	980
Deferred tax assets	20,020	13,869	3,435
Tax assets	373	373	1,179
Total non-current assets	129,008	118,685	115,382
Inventories	102,529	89,552	70,497
Trade receivables less allowance kEUR 699 (2009: kEUR 717; Q1 2009: kEUR 1,336)	73,843	49,265	31,461
Current tax assets	0	59	58
Other current assets	18,075	14,341	7,597
Other financial assets	121,000	90,000	5,000
Cash and cash equivalents	250,609	211,192	76,559
Total current assets	566,056	454,409	191,172
Total assets	695,064	573,094	306,554

Liabilities and shareholders’ equity
Subscribed capital
Number of shares: 99,765,527 (2009: 99,587,927; Q1 2009: 89,692,328)	99,766	99,588	89,692
Additional paid-in capital	262,936	260,413	106,935
Retained earnings	98,922	67,092	35,998
Income and expenses recognised in equity	-14,087	-13,564	-9,446
Total shareholders’ equity	447,537	413,529	223,179
Provisions for pensions	1,121	1,064	905
Other non-current liabilities	79	70	66
Other non-current accruals and provisions	721	790	1,185
Deferred tax liabilities	278	275	0
Total non-current liabilities	2,199	2,199	2,156
Trade payables	38,647	21,419	11,405
Advance payments from customers	139,412	87,918	44,004
Other current accruals and provisions	38,029	28,666	15,833
Other current liabilities	6,698	2,265	2,415
Current tax liabilities	22,507	17,064	7,562
Deferred revenues	35	34	0
Total current liabilities	245,328	157,366	81,219
Total liabilities	247,527	159,565	83,375
Total liabilities and shareholders’ equity	695,064	573,094	306,554

* unaudited

4. Consolidated Statement of Cash Flows *

in EUR thousands	Q1/10	Q1/09	+/-
Cash inflow from operating activities
Net income for the period (after taxes)	31,830	5,491	26,339
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	912	490	422
Depreciation and amortization expense	3,004	2,988	16
Net result from disposal of property, plant and equipment	0	6,660	-6,660
Deferred income taxes	-5,789	-293	-5,496
Other non-cash expenses	0	-898	898

Change in
Inventories	-12,336	7,244	-19,580
Trade receivables	-23,833	7,875	-31,708
Other assets	-7,206	3,328	-10,534
Trade payables	16,397	-7,671	24,068
Provisions and other liabilities	18,964	-3,037	22,001
Deferred revenues	0	-38	38
Non-current liabilities	-1,102	-26	-1,076
Advance payments from customers	51,029	-8,767	59,796
Cash inflow from operating activities	71,870	13,346	58,524

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-3,485	-2,941	-544
Capital expenditures in intangible assets	-539	-17	-522
Bank deposits with a maturity of more than 90 days	-31,000	-2,000	-29,000
Cash inflow/outflow from investing activities	-35,024	-4,958	-30,066

Cash inflow/outflow from financing activities
Proceeds from issue of equity shares	1,789	0	1,789
Cash inflow/outflow from financing activities	1,789	0	1,789

Effect of changes in exchange rates on cash and cash equivalents	782	709	73
Net change in cash and cash equivalents	39,417	9,097	30,320
Cash and cash equivalents at the beginning of the period	211,192	67,462	143,730
Cash and cash equivalents at the end of the period	250,609	76,559	174,050

Interest paid	-59	-41	-18
Interest received	383	267	116
Income taxes paid	15,309	-1,072	16,381

* unaudited

5. Consolidated Statement of Changes in Equity *

	Income and expense recognised directly in equity
in EUR thousands	Subscribed capital unter IFRS	Additional paid-in- capital	Currency translation		Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON AG Total

Balance at January 1, 2010	99,588	260,413	-12,449		-1,115	67,092	413,529
Share based payments		912					912
Issue of shares for options	178	1,611					1,789
Net income for the period						31,830	31,830
Other comprehensive income			3,100	**	-3,623		-523	**
Total comprehensive income			3,100		-3,623	31,830	31,307
Balance at March 31, 2010	99,766	262,936	-9,349	**	-4,738	98,922	447,537	**

	Income and expense recognised directly in equity
in EUR thousands	Subscribed capital unter IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders’ equity attributable to the owners of AIXTRON AG Total

Balance at January 1, 2009	89,692	106,445	-13,755	0	30,507	**	212,889	**
Share based payments		490					490
Issue of shares for options							0
Net income for the period					5,491		5,491
Other comprehensive income			3,968	341			4,309
Total comprehensive income			3,968	341	5,491		9,800
Balance at March 31, 2009	89,692	106,935	-9,787	341	35,998	**	223,179	**

* unaudited

** rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2009.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan). There were no changes in the consolidated group of companies in comparison with December 31, 2009.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	Q1/2010	144,413	3,239	6,853	154,505
	Q1/2009	31,375	11,534	3,311	46,220
Segment assets (property, plant and equipment)	31/03/10	218	35,534	3,665	39,417
	31/03/09	182	28,946	4,902	34,030

3. Stock Option Plans

In the first three months of 2010, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	31/03/10	Exercise	Expired/ Forfeited	31/12/09
stock options	4,152,120	177,275	83	4,329,478
underlying shares	4,821,079	177,275	332	4,998,686

AIXTRON ADS	31/03/10	Exercise	Expired/ Forfeited	31/12/09
stock options	6,610	325	0	6,935
underlying shares	6,610	325	0	6,935

4. Employees

The total number of full time equivalent employees rose from 621 on March 31, 2009 to 731 persons on March 31, 2010.

	2010		2009		Q1-Q1
Employees by Region	Mar-31%		Mar-31%		abs.	%
Asia	128	17%	85	14%	43	51%
Europe	502	69%	430	69%	72	17%
USA	101	14%	106	17%	-5	-4%
Total	731	100%	621	100%	110	18%

	2010		2009		Q1-Q1
Employees by Function	Mar-31%		Mar-31%		abs.	%
Sales and Service	236	32%	186	30%	50	27%
Research and Development	231	32%	205	33%	26	13%
Manufacturing	173	24%	133	21%	40	30%
Administration	91	12%	97	16%	-6	-6%
Total	731	100%	621	100%	110	18%

5. Management

As compared to December 31, 2009, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2010.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2010.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2010 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, April 2010

AIXTRON Aktiengesellschaft

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: April 29, 2010

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO